Exhibit 99.1

InterCure Announces Preliminary Estimated 2025 Revenue of NIS 265 Million, Positive Adjusted EBITDA and Cash1 of NIS 43 Million

InterCure reports preliminary estimated revenue of NIS 265 million for 2025 and positive Adjusted EBITDA2, marking its twelfth consecutive half-year of positive Adjusted EBITDA.

Revenue for 2025 represents an increase of approximately 11% compared to 2024, while revenue for the second half of 2025 is nearly 20% higher than the corresponding period in the prior year.

During the second half of 2025, the Company generated its first significant revenues from the German market.

NEW YORK and HERZLIYA, Israel, February 19, 2026 - InterCure Ltd. (Nasdaq: INCR) (TASE: INCR) (“InterCure” or the “Company”) today announced preliminary results for the full year of 2025. All amounts are expressed in New Israeli Shekels (NIS), unless otherwise noted.

Preliminary full year 2025 Financial Highlights and Milestones

●	Annual revenue for 2025 is estimated at NIS 265 million, including approximately NIS 135 million in revenue for the second half of the year.

●	Adjusted EBITDA is expected to be positive in both the first and second halves of 2025, marking the Company’s twelfth consecutive half-year of positive Adjusted EBITDA.

●	Cash on hand of NIS 43 million as of December 31, 2025.

●	Resumed production, importation and sales from the Nir Oz facility, delivering first batches since the October 7, 2023 attack and the war in Gaza.

●	Launched a record of more than 70 new GMP SKUs during 2025, with premium medical products that have established category-leading positions.

●	Expanded the Company’s partnership strategy through an exclusive partnership agreement with premier cannabis operators Purplefarm, FN Canna and Koots Canna.

●	Received a total of NIS 81 million in compensation advances from Israeli authorities for war-related damages, as part of a total submitted damages[3] claim of NIS 251 million. The Company continues to work closely with Israeli authorities to secure full compensation for damages to its southern facility.

1 Including restricted cash and deposits.

2 Adjusted EBITDA means net income (loss) before interest, taxes, depreciation and amortization adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income). Other income, net includes war-related damage compensation from the tax authorities, changes to allowance for credit risk and impairment of inventory.

3 The claim is not final and remains subject to adjustment. The total amount claimed may be increased as further information becomes available.

●	In September 2025, the Company entered into a share purchase agreement to acquire Botanico Ltd. (ISHI), a strategic acquisition expected to strengthen InterCure’s access to premium U.S. genetics, advanced cultivation technologies, and international market opportunities. Botanico commenced operations at the cultivation facility and the Company anticipates revenues of over NIS 30 million during the second half of 2026 upon closing of the transaction.

●	In November 2025, the Company entered into strategic investment and collaboration agreements with Cannasoul R&D Ltd., acquiring a 28% ownership stake with an exclusive path to increase its holdings to 51% within two years. The partnership enhances the Company’s research and pharmaceutical capabilities and supports its positioning in the evolving U.S. cannabis market.

●	The Company continues to monitor regulatory developments in the United States regarding potential cannabis regulations post rescheduling and believes it is strategically positioned to benefit from the evolving market.

●	Regarding the restructuring proceedings initiated by Bazelet, the Company continues to monitor the related legal developments and explore strategic business options. In parallel, the Company commenced initial production at an additional facility and reached understandings to maintain ongoing production activities with Bazelet under the updated stay-of-proceedings order.

The Company plans to file its Annual Report on form 20-F, which will include its full financial results for the year ended December 31, 2025 by the end of April, 2026.

Alexander Rabinovich, Chief Executive Officer and Chairman of InterCure, noted: “2025 marked a year of disciplined execution and renewed growth for InterCure. We delivered meaningful acceleration in the second half of the year with nearly 20% revenue growth and achieved our twelfth consecutive half-year of positive Adjusted EBITDA. The anticipated commencement of operations under the Botanico transaction and our strategic collaboration with Cannasoul are expected to further strengthen our pharmaceutical platform and global positioning. This marks another key milestone with our first significant revenues in the German market, as we expect continued execution of our global expansion strategy in Germany and additional markets throughout 2026. As regulatory frameworks continue to evolve, particularly in the United States and Europe, we believe InterCure is strategically positioned to leverage its vertically integrated model, scientific leadership, and international partnerships to drive long-term value for patients and shareholders.”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (Nasdaq: INCR) (TASE: INCR) is the leading, profitable, and one of the fastest growing cannabis companies outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other income, net which included war-related damage compensation from the tax authorities, changes to allowance for credit risk, and impairment of inventory. This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measures used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the Company.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s expected growth, including in revenues and Adjusted EBITDA, success of its global expansion plans, its expansion strategy to major markets worldwide, the Company’s ability to leverage its vertically integrated model, scientific leadership, and international partnerships to drive long-term value for patients and shareholders, its ability to benefit from the evolving market in the United States, the potential outcome of the Bazelet proceedings, expected receipt of additional compensation from the Israeli government, and the expected completion of the acquisitions of Botanico Ltd. and Cannasoul R&D Ltd. and benefits therefrom, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success in executing its global expansion plans (including the pending acquisitions of Botanico Ltd. (ISHI) and Cannasoul R&D Ltd.), its continued growth, expected operations and financial results, business strategy, competitive strengths, goals and expansion into major markets worldwide, the impact of the war in Israel and the war in Ukraine, and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscape and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F, as well as in the Company’s Form 6-K containing the unaudited condensed consolidated financial statements for the six months ended June 30, 2025, and in other filings that the Company has made and may make with the Securities and Exchange Commission in the future.

Company Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co